Exhibit 99.2

For Immediate Release

BioLineRx Announces Underwritten Public Offering
of its American Depositary Shares

Tel Aviv, Israel - March 30, 2017 - BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical stage biopharmaceutical development company focused on oncology and immunology, today announced that it has commenced an underwritten public offering of American Depositary Shares (“ADSs”), each representing one (1) of its ordinary shares. All of the ADSs in the offering are to be sold by BioLineRx.

JMP Securities is acting as sole book-running manager for the offering. BioLineRx intends to grant the underwriters a 30-day option to purchase up to an additional 15 percent of the amount of ADSs sold in the public offering on the same terms and conditions. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The ADSs will be issued pursuant to a shelf registration statement that was previously filed with, and declared effective by, the Securities and Exchange Commission (“SEC”). A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of a prospectus supplement and accompanying prospectus forming a part of the effective registration statement, copies of which may be obtained, when available, from JMP Securities LLC, 600 Montgomery Street, Suite 100, San Francisco, California 94111, Attention: Prospectus Department, or by telephone: (415) 835-8985.

About BioLineRx

BioLineRx is a clinical-stage biopharmaceutical company focused on oncology and immunology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory acute myeloid leukemia (“AML”) and is in the midst of a Phase 2b study as an AML consolidation treatment and a Phase 2 study in stem cell mobilization for allogeneic transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which is expected to initiate a first-in-man study in the first half of 2018. In addition, BioLineRx has a strategic collaboration with Novartis Pharma AG for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada), on the basis of which the Company has initiated a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and a collaboration agreement with Genentech Inc., a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

PCG Advisory

Vivian Cervantes

Investor Relations

+1-212-554-5482

vivian@pcgadvisory.com

or

Tsipi Haitovsky

Public Relations

+972-52-5989892

tsipihai5@gmail.com